UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from        to

Commission file number 001-31368

A.                Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANOFI PASTEUR 401(k) PLAN

One Discovery Drive

Swiftwater, PA  18370

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174  avenue de France

Paris 75013, France

SANOFI PASTEUR INC. 401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

SANOFI PASTEUR INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The 401(k) Plan Committee
Sanofi Pasteur Inc.

We have audited the accompanying statements of net assets available for benefits of Sanofi Pasteur, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fischer Cunnane & Associates Ltd

West Chester, Pennsylvania
May 30, 2006

SANOFI PASTEUR INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF DECEMBER 31,
	2005	2004

ASSETS

INVESTMENTS
At Fair Value:
Shares of registered investment companies:
FMTC Institutional Money Market	$276,715	$164,203
Fidelity Retirement Money Market Portfolio	12,156,169	10,187,588
Fidelity Investment Grade Bond Fund	11,435,643	10,411,429
Fidelity Puritan Fund	15,402,288	13,986,726
Fidelity Growth & Income Portfolio	22,827,445	22,170,292
Fidelity Blue Chip Growth Fund	23,075,159	23,339,212
Fidelity Magellan Fund	26,887,585	27,219,056
Fidelity Contrafund	33,634,590	25,043,919
Fidelity Low Priced Stock Fund	17,633,151	15,307,528
Fidelity Diversified International	14,662,249	8,650,662
Van Kampen Growth and Income Fund	2,229,861	738,101
Vanguard Midcap Growth Fund	1,246,170	219,980
ABF Small Cap Value Fund	3,363,117	1,155,466
Sanofi-Synthelabo ADS Stock Fund	4,492,375	2,964,861
Spartan US Equity Index Fund	731,613	172,893

Common and Commingled Trust Funds:
Fidelity Managed Income Portfolio	9,395,455	8,458,105

Loans to participants	3,849,626	3,501,145

TOTAL INVESTMENTS	203,299,211	173,691,166

RECEIVABLES
Other receivable	834	246
Employer’s contribution	12,455,928	8,640,265

TOTAL RECEIVABLES	12,456,762	8,640,511

NET ASSETS AVAILABLE FOR BENEFITS	$215,755,973	$182,331,677

SANOFI PASTEUR INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED DECEMBER 31,
	2005	2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Net appreciation in fair valueof investments	$4,950,122	$11,950,427
Interest and dividends	8,707,205	3,710,587
	13,657,327	15,661,014
Less: Investment expenses	(5,401)	(13,856)
Total Investment Income	13,651,926	15,647,158

Loans to participants activityInterest earnings	267,421	258,734

Contributions:
Employer’s	16,251,639	11,934,360
Participants’	14,538,192	13,247,274

Total Contributions and Participant Loan Activity	31,057,252	25,440,368

TOTAL ADDITIONS	44,709,178	41,087,526

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(11,284,882)	(6,493,728)

TOTAL DEDUCTIONS	(11,284,882)	(6,493,728)

NET INCREASE	33,424,296	34,593,798

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	182,331,677	147,737,879

End of Year	$215,755,973	$182,331,677

SANOFI PASTEUR INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE A — Description of Plan

The following description of Sanofi Pasteur Inc. 401(k) Plan (The “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. Effective August 20th 2004, Aventis Pasteur, Inc. became part of the Sanofi-Aventis group as a result of the merger between Sanofi-Synthelabo and Aventis. Subsequently, in January 2005, Aventis Pasteur, Inc. changed its name to Sanofi Pasteur, Inc.

General — The Plan is a defined contribution plan covering all full-time employees of the Company as of January 1, 1985. Each future employee shall be eligible to become a participant as of his or her hire date. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each active participant may defer from their salary an amount equal to but not less than 0%, or more than 14% of his compensation for the contribution period up to and including December 31, 2005.

For the period up to and including December 31, 2005, the employer shall make an employee matching contribution in an amount equal to $.50 for each $1.00 by which the participant defers his compensation in amounts up to 5%. The employer contribution shall be paid bi-weekly to Fidelity Management Trust Company, the Plan Trustee.

For the period up to and including December 31, 2005, the employer may also make an additional discretionary matching contribution in an amount, which the employer’s Board of Directors shall determine by resolution. Such resolution shall either specify a fixed amount or a definite formula by which a fixed amount can be determined. In order for an employee to share in an employer discretionary contribution, the employee must be participating in the Plan on the last day of the Plan year.

The employer made an additional discretionary matching contribution in an amount equal to $2.12 (2005) and $1.76 (2004) for each $1.00 by which the participant deferred his compensation in amounts up to 5%.

The participant may also make voluntary non-deductible employee contributions. The employer does not make any matching contributions on these contributions.

Forfeitures of the Plan may be used to pay the administrative expenses of the Plan and/or to reduce the amount of contributions which are to be made by the Employer. Otherwise all administrative expenses of the Plan are absorbed by the Plan sponsor.

The salary deferral contributions, the non-deductible employee contributions, and the employer contributions shall be credited to the participant’s account of each participant for whom such contributions are made in accordance with the provisions of the Plan.

In addition, the Plan administrator may receive on behalf of an employee the entire amount of any distribution from an employee plan which is attributable to voluntary employee contributions which were eligible for a tax deduction under Internal Revenue Code Section 219, provided that such assets to be transferred are in no way attributable to contributions made while a key employee is in a top heavy plan.

Participant Accounts - A participant’s account shall be maintained on behalf of each participant until such account is used to provide an annuity, or distribution in accordance with the future terms of this Plan.

Vesting Percentage - The term vesting percentage means the participant’s non-forfeitable interest in employer matching and employer discretionary contributions credited to his account that are not designated as 401(k) contributions, plus earnings thereon computed as of the date of determining such percentage because of the occurrence of some event in accordance with the following schedule, for the period up to and including December 31, 2005, based on years of service with the employer:

Years of Service	Vesting Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

However, each employee of the employer on January 1, 1985 will be 100% vested in such discretionary contributions. Each employee hired after January 1, 1985 shall undergo the above vesting schedule.

Investment Options — Upon enrollment in the Plan an employee may direct employee contributions in 1% increments in the following investment options:

Fidelity Retirement Money Market Portfolio

Fidelity Managed Income Portfolio

Fidelity Investment Grade Bond Fund

Fidelity Puritan Fund

Fidelity Growth & Income Portfolio

Fidelity Blue Chip Growth Fund

Fidelity Magellan Fund

Fidelity Contrafund

Fidelity Low Priced Stock Fund

Fidelity Diversified International

Van Kampen Growth and Income Fund

Vanguard MidCap Growth Fund

AMR Small Cap Value Fund

Spartan US Equity Index Fund

Sanofi-Synthelabo ADS Stock Fund

Participants may change their investment option at any time.

Payment of Benefits - The payment of benefits under this Plan to the participant shall begin not later than the 60th day after the close of the Plan year in which the later of (a), (b) or (c) occurs.

(a)             The date on which the participant attains his normal retirement age or

(b)            The date on which occurs the tenth anniversary of the year in which the participant commenced participation in the Plan: or

(c)             The date on which the participant terminates his service (including termination, death or disability) with the employer.

Forfeitures — Any forfeiture shall be credited to the Forfeiture Account upon the occurrence of a single one year break in service following the participant’s termination of employment. Any amount in the forfeiture account may be used by the employer to reduce or in lieu of the employer contribution due.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus two percent. Principal and interest are paid ratably through monthly payroll deductions.

NOTE B — Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation - The Plan’s investments are stated at fair value according to quoted market prices which represent the net asset value of the shares held by the Plan at year end.

Cash and Cash Equivalents - The Plan considers all highly liquid accounts with an original maturity of three months or less as cash and cash equivalents.

Payment of Benefits - Benefits are recorded when paid.

NOTE C — Investments

The following presents investments at December 31, 2005 and 2004 that represent 5% or more of the Plan’s assets.

	2005	2004
Fidelity Puritan Fund	$15,402,288	$13,986,726
Fidelity Magellan Fund	26,887,585	27,219,056
Fidelity Contrafund	33,634,590	25,043,919
Fidelity Growth and Income Fund	22,827,445	22,170,292
Fidelity Blue Chip Growth Fund	23,075,159	23,339,212
Fidelity Low Priced Stock Fund	17,633,151	15,307,528
Fidelity Retirement Money Market Portfolio	12,156,169	10,187,588
Fidelity Investment Grade Bond Fund	11,435,643	10,411,429
Fidelity Diversified International	14,662,249	8,650,662

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual Funds	$4,950,122	$11,950,427

Investments of the Fidelity Managed Income Portfolio consist of synthetic investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts provide for benefit responsive withdrawals by the Plan participants at contract value. The crediting interest rate was 3.7% at December 31, 2005 and 3.8% at December 31, 2004. The average yield on these contracts was 3.61% for the year ended 2005 and 4.04% for the year ended 2004.

In December, 2005 the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. The FSP provides for new financial statement presentation and disclosure requirements and is effective for financial statements with plan years ending after December 15, 2006. The adoption of this standard in 2006 is not expected to have material impact on the Plan’s financial position.

NOTE D - Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE E - Tax Status

The Plan obtained its latest determination letter on December 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE F - Related Party Transactions

The Plan has funds invested with Fidelity Investments Institutional Operations Company, Inc., which is affiliated with Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest. In addition, the Plan has assets invested in a stock fund consisting of common stock of the Company’s parent and, therefore these transactions qualify as party-in-interest.

NOTE G — Subsequent Events — Amendments to Plan Document

Employer matching contributions - For the Plan year beginning on or after January 1, 2006, the Employer will make an employee matching contribution in an amount equal to 100% for participants with less than 3 years of service, 125% for participants with 3 or more but less than 7 years of service, and 150% for participants with 7 years or more of service by which the participant defers his compensation in amounts up to 6%. Participants employed on December 31, 2005 shall be credited five additional years of service only for purposes of determining the match percentage.

Vesting schedule — If a participant’s severance date occurs before age 65 for any reason other than total disability or death and is on or after January 1, 2006, his or her vested interest in his or her matching contributions will be determined accordingly:

Years of Service	Vesting Percentage
Less than 3	0%
After 3 or more years	100%

If a participant is employed on December 31, 2005 and has a severance date on or after January 1, 2006, his or her vested interest in his or her matching contributions will be determined accordingly:

Years of Service	Vesting Percentage
Less than 1 year	0%
After 1 year but less than 2	20%
After 2 years but less than 3	40%
After 3 or more years	100%

Contributions — Each active participant may defer from their salary an amount equal to but not less than 0%, or more than 30% of his compensation for the contribution period beginning after December 31, 2005. Participants can withhold up to 30%, however the plan follows the annual IRS maximum ($15,000 in 2006).

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PLAN EIN:  98-0033013

PLAN NO:  002

(a)	IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY (b)	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE (c)	COST (d)	CURRENT VALUE (e)

*	FMTC Institutional Money Market	Mutual Fund	Not Determined	$276,715
*	Fidelity Retirement Money Market Portfolio	Mutual Fund	Not Determined	12,156,169
*	Fidelity Investment Grade Bond Fund	Mutual Fund	Not Determined	11,435,643
*	Fidelity Puritan Fund	Mutual Fund	Not Determined	15,402,288
*	Fidelity Growth & Income Portfolio	Mutual Fund	Not Determined	22,827,445
*	Fidelity Blue Chip Growth Fund	Mutual Fund	Not Determined	23,075,159
*	Fidelity Magellan Fund	Mutual Fund	Not Determined	26,887,585
*	Fidelity Contrafund	Mutual Fund	Not Determined	33,634,590
*	Fidelity Low Priced Stock Fund	Mutual Fund	Not Determined	17,633,151
*	Fidelity Diversified International	Mutual Fund	Not Determined	14,662,249
*	Fidelity Managed Income Portfolio	Mutual Fund	Not Determined	9,395,455
	Van Kampen Growth and Income Fund	Mutual Fund	Not Determined	2,229,861
	Vanguard Midcap Growth Fund	Mutual Fund	Not Determined	1,246,170
	AMR Small Cap Value Fund	Mutual Fund	Not Determined	3,363,117
*	Sanofi-Synthelabo ADS Stock Fund	Mutual Fund	Not Determined	4,492,375
	Spartan US Equity Index Fund	Mutual Fund	Not Determined	731,613
	Participant Loans	6.00%-10%	0	3,849,626

	TOTAL			$203,299,211

*                    Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI PASTEUR 401(k) PLAN

Date: June 14, 2006	By:	/s/ FRANK A. EPIFANO
Frank A. Epifano For the Sanofi Pasteur Inc. 401(k) Plan
Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit
(1)	Consent of Independent Accountants